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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25           COMMISSION FILE NUMBER
                                                               333-72305
                                                         COMMISSION FILE NUMBER
                                                               333-72305-01

                           NOTIFICATION OF LATE FILING

(Check One):      [_] Form 10-K   [_] Form 11-K    [_] Form 20-F  [X] Form 10-Q
                  [_] Form N-SAR

For Period Ended: September 30, 2002
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[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________________

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  Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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                         PART I - REGISTRANT INFORMATION

Advanced Glassfiber Yarns LLC
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Full name of registrant

N/A
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Former name if applicable


2558 Wagener Road
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Address of principal executive office (Street and Number)


Aiken, South Carolina 29801
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City, state and zip code


AGY Capital Corp.
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Full name of co-registrant


N/A
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Former name if applicable


2558 Wagener Road
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Address of principal executive office (Street and Number)


Aiken, South Carolina 29801
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City, state and zip code

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                        PART II - RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     [_]
               (c)  The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company requires additional time to adequately develop certain financial information to be contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. As a result, the Company has been unable to complete its Form 10-Q for the quarter ended September 30, 2002 within the prescribed time period without unreasonable effort or expense.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Catherine Cuisson                   (803)                     643-1501
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     (Name)                             (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X]  Yes     [_]  No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X]  Yes     [_]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that significant changes in the results of operations for the Company's quarter ended September 30, 2002, as compared to the corresponding period for the prior year, will be reflected in the financial statements of the Company to be filed as part of the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2002. The Company expects to report that its net sales decreased approximately $8-9 million, or approximately 16-19%, to approximately $40-41 million in the three months ended September 30, 2002, from $48.9 million in the three months ended September 30, 2001, and the Company expects to incur a net loss for the three months ended September 30, 2002, but that the magnitude of such loss cannot be determined at this time because the Company is currently considering whether it would be appropriate to take a charge for an impairment on the value of its fixed assets.

     The Company also expects to report that its net sales decreased approximately $39-40 million, or approximately 22-23%, to approximately $133-134 million in the nine months ended September 30, 2002, from $172.9 million in the nine months ended
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     September 30, 2001, and the Company expects to incur a net loss for the nine months ended September 30, 2002, but that the magnitude of such loss cannot be determined at this time because the Company is currently considering whether it would be appropriate to take a charge for an impairment on the value of its fixed assets. The aforementioned amounts are estimates only and may be subject to further adjustment.
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                          Advanced Glassfiber Yarns LLC
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                  (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date: November 15, 2002     By: /s/ Catherine Cuisson
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                                      Catherine Cuisson
                                      Vice President and Chief Financial Officer


                                AGY Capital Corp.
                                -----------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date: November 15, 2002     By: /s/ Catherine Cuisson
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                                      Catherine Cuisson
                                      Vice President and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).